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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-3A-2/A

Statement by Holding Company Claiming Exemption Under Rule U-3A-2
from the Provisions of the Public Holding Company Act of 1935

To Be Filed Annually Prior to March 1

A.O.G. CORPORATION

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.
A.O.G. Corporation is a corporation organized in the state of Arkansas. A.O.G. Corporation has its principal place of business at 111 Center Street, Little Rock, Arkansas 72201. A.O.G. Corporation is a holding company which owns one subsidiary, Arkansas Oklahoma Gas Corporation, a public utility conducting business in the states of Arkansas and Oklahoma with its principal place of business at 115 North 12th Street, Fort Smith, Arkansas 72901.

2.
A.O.G. Corporation's public utility subsidiary, Arkansas Oklahoma Gas Corporation, provides natural gas distribution service to approximately 47,040 customers in Arkansas and 15,013 in Oklahoma, and also transports natural gas pursuant to Federal Energy Regulatory Commission approval. All sources of natural gas, primarily wellhead gas, are located in the states of Arkansas and Oklahoma. All transmission lines, producing fields and gas distribution facilities are located in the states of Arkansas and Oklahoma. Neither A.O.G. Corporation nor its subsidiary own or operate any generating plants or gas manufacturing plants.

3.
A.O.G. Corporation's public utility subsidiary, Arkansas Oklahoma Gas Corporation, operated as follows in the year ending December 31, 2003:

a.
Distributed 10,966,764 Mcf at 14.73 psig of natural gas at retail in the state of Arkansas, generating gross revenues of $58,573,523.

b.
Distributed 1,806,088 Mcf at 14.73 psig of natural gas at retail in the state of Oklahoma, generating gross revenues of $13,579,839.

c.
Did not make any sales for resale.

d.
Purchased 7,630,967 Mcf at 14.73 psig of natural gas in Arkansas at a cost of $42,310,731.

e.
Purchased 1,875,337 Mcf at 14.73 psig of natural gas in Oklahoma at a cost of $9,096,430.

4.
A.O.G. Corporation does not hold any interest in an exempt wholesale generator (EWG) or a foreign utility company.

Attached hereto and made a part hereof as Exhibit "A" is a consolidating statement of income and surplus and a consolidating balance sheet of the Claimant, A.O.G. Corporation and its public utility subsidiary, Arkansas Oklahoma Gas Corporation for the year ending December 31, 2003.

Attached hereto and made a part hereof as Exhibit "B" is a financial data schedule reflecting total assets, total operating revenues and net income that are applicable to the registrant on a consolidated basis.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 16th day of August, 2004.

A.O.G. CORPORATION
	By:	/s/ MICHAEL J. CALLAN Michael J. Callan—Vice President
CORPORATE SEAL
Attest:
/s/ KIM LINAM Kim Linam—Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Michael J. Callan—Vice President and General Counsel
Arkansas Oklahoma Gas Corporation
P.O. Box 17004
Fort Smith, AR 72917

EXHIBIT A

A. O. G. CORPORATION AND SUBSIDIARY
BALANCE SHEET
For Year Ended December 31, 2003

ASSETS
Property, plant and equipment, at cost	$121,610,274
Less accumulated provisions for depreciation	54,634,213

Net property, plant and equipment	66,976,061
Investments at cost	511,471
Current assets:
Cash and cash equivalents	1,975,228
Temporary investments	—
Notes and accounts receivable, net	17,372,568
Exchange gas receivable	—
Underground storage gas	—
Inventory of materials and supplies	1,593,642
Prepaid expenses	1,027,128
Other	—
Due from Parent Corporation	—

Total current assets	21,968,566
Other noncurrent assets:
Deferred Expenses	907,117
TOTAL ASSETS	$90,363,215

CAPITALIZATION AND LIABILITIES
Capitalization:
Common stock	$273,000
Additional paid-in capital	140,000
Retained earnings	40,493,303

Total	40,906,303
Long term debt	—

Total capitalization	40,906,303
Current Liabilities:
Current portion of long-term debt	23,507,009
Notes payable	—
Accounts payable	10,553,639
Refunds due customers	—
Customers' deposits	1,829,948
Accrued liabilities-	—
Taxes other than income	1,571,161
Due to Parent Corporation	—
Other	2,128,039
Due to Subsidiary	—

Total current liabilities	39,589,796
Other noncurrent liabilities:
Customer advances for construction	35,522
Deferred income taxes	9,116,124
Deferred investment tax credit	715,470

TOTAL CAPITALIZATION AND LIABILITIES	$90,363,215

EXHIBIT A

A. O. G. CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
For Year Ended December 31, 2003

Operating Revenue:
Sales	$71,523,930
Other	1,383,732

Total Operating Revenue	72,907,662
Operating Expenses:
Gas purchased	51,309,154
Operating, general and administrative	13,251,113
Maintenance	1,443,852
Depreciation and amortization	3,950,517
Taxes other than income taxes	1,314,289
Income taxes	(108,617)
Total Operating Expenses	71,160,308
Income from Operations	1,747,354
Interest expense	1,924,573

Net Utility Income	(177,219)
Other income (expense):
Nonutility operating revenues	407,422
Nonutility operating and maintenance expense	(292,115)
Dividends and interest income	134,587
Other	(347,699)

Net Nonutility Income	(97,805)
Net Income	$(275,024)

Retained Earnings, Beginning of period	$40,768,327
Dividends Paid	—
Retained Earnings, End of period	$40,493,303

EXHIBIT B

A. O. G. CORPORATION AND SUBSIDIARY

Total Assets, December 31, 2003	$90,363,215
Total Operating Revenues for year ended December 31, 2003	$72,907,662
Net Income for year ended December 31, 2003	$(275,024)

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A. O. G. CORPORATION AND SUBSIDIARY BALANCE SHEET For Year Ended December 31, 2003
A. O. G. CORPORATION AND SUBSIDIARY CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS For Year Ended December 31, 2003
A. O. G. CORPORATION AND SUBSIDIARY